Exhibit 99.1

Press Release	October 28, 2015

Cnova N.V. — 3rd Quarter 2015 Financial Results

•                  Gross merchandise volume (GMV)(1): €1,121 million (+17.6% constant currency)

•                  Solid y-o-y, constant currency growth:

•                  Cdiscount France: +15.9%; marketplace share at 29.8%

•                  Cnova Brazil: +18.1%; marketplace share at 12.8%

•                  Net sales: €781 million (+9.1% constant currency)

•                  Good performance overall, high-margin categories continue to post gains

•                  Cdiscount France: +6.8%, marketplace commissions +84% y-o-y

•                  Cnova Brazil: +9.8%, marketplace commissions +255% y-o-y

•                  Foreign exchange impact: - 15.8%, depreciation of Brazilian real

•                  Gross profit(1): €97 million (Gross margin: 12.5%)

•                  Resilient gross margin(1) in a tough macro environment

•                  Marketplace drives 186 bp improvement at Cdiscount France

•                  Macro-induced margin squeeze (-352 bp) at Cnova Brazil

•                  Operating EBIT(1)

•                  Cdiscount France swings positive

•                  Cnova Brazil declines; action plan at Cnova Brazil to adapt to market conditions

•                  Free cash flow(1) (LTM): €23 million

•                  Operating working capital management helps compensate for net loss and increased capital expenditure

	Key Figures (Unaudited, € million)	Sept. 30, 2015(2)	Sept. 30, 2014(2)
	3rd quarter:
	Gross merchandise volume (GMV)	1,121	1,094
	Net sales	781	837
	Gross profit	97	113
	Gross margin	12.5%	13.5%
	Gross margin (like-for-like*)	12.6%	13.6%
	SG&A	(119)	(113)
	Operating EBIT	(22)	0
o/w:	France	1	(4)
	Brazil	(14)	6
	International**	(6)	(1)
	Net profit/(loss) for the period	(36.6)	(15.3)
	Adjusted EPS(1)	(0.06)	(0.03)

	Last 12 months:
	Net cash from continuing operating activities	109	132
	o/w Change in Operating Working Capital	137	86
	Capex	(85)	(65)
	Free cash flow	23	67

* Like-for-like: excluding the impact from international expansion outside of France and Brazil

**Colombia, Thailand, Vietnam, Ivory Coast, Senegal and Cameroon.

AMSTERDAM, October 28, 2015, 07:45 CET — Cnova N.V. (NASDAQ & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced its financial results for the third quarter ended September 30, 2015.

3rd Quarter 2015 Financial Performance

•                  Gross merchandise volume (GMV) amounted to €1,121 million for the 3rd quarter 2015, increasing +17.6% on a constant currency basis compared to the same period in 2014. After taking into account the strong negative impact (-15.1%) of the depreciation of the Brazilian real versus the Euro, reported GMV grew by +2.5%. At Cdiscount France, total GMV was up +15.9%. At Cnova Brazil, GMV increased by +18.1% on a constant currency basis as promotional pricing increased in response to aggressive competitor pricing.

The marketplace share of total GMV increased 1,032 basis points for the 3rd quarter 2015 and reached 22.7% compared to 12.4% for the 3rd quarter 2014.  Cdiscount France’s marketplace share reached 29.8%, while Cnova Brazil’s was 12.8%. As of September 30, 2015, active marketplace sellers increased by +97% to 10,400 while the number of marketplace product offerings expanded from 11.4 million to 26.0 million (+129%).

•                  Net sales totaled €781 million in the 3rd quarter 2015, up +9.1% on a constant currency basis compared to the 3rd quarter of 2014. The rate of change was -6.7% after taking into account the negative exchange rate impact of -15.8%.

•                  Net sales at Cdiscount France were €403 million, up +6.8% on a high comparison basis, and partly reflected the Group’s emphasis on gross margin improvement during the 3rd quarter 2015. Home furnishings and household appliances accounted for approximately half of direct sales and recorded double-digit growth. Marketplace commissions increased by +84% y-o-y.

•                  Net sales at Cnova Brazil increased +9.8% to R$1,516 million (reported: €371 million, -18.9%). Marketplace commissions grew by +255%.

•                  Net sales from international operations amounted to €8 million, up 213.7%, and were driven primarily by activity in Colombia, Thailand and Vietnam.

•                  Gross profit was resilient and totaled €97 million with an associated gross margin of 12.5% (12.6% like-for-like, that is, excluding the impact from international expansion outside France and Brazil).

•                  Gross profit at Cdiscount France increased more than 20% and the gross margin improved by 186 basis points thanks to the growing marketplace offer as well as lower promotional activity during the 3rd quarter 2015.

•                  At Cnova Brazil, the sharp slowdown in consumer demand combined with an aggressive pricing environment more than offset the positive impact of marketplace expansion. As a result, gross margin declined by 352 basis points.

•                  SG&A costs increased to €119 million (15.2% of net sales compared to 13.4% of net sales in 3Q14). Most of this increase (€6 million) was related to new costs associated with international operations. On a like-for-like basis, SG&A costs increased 1.0% including higher marketing expenses as well as higher IT spend for platform upgrades, especially in mobile technology.

•                  As a result, operating EBIT totaled € (22) million, including Cdiscount France at +€1 million and Cnova Brazil at € (14) million. After taking into account other expenses of €7 million (mostly restructuring costs related to Panama/Ecuador/Kids and Garden operations closure and impairment of obsolete IT platform assets), total operating profit during the quarter was € (29) million.

•                  Net financial expense was €17 million, stable (-1.1%). The increase in the Brazilian interest rate (SELIC) in the period was offset partially by lower average number of installments in Cnova Brazil sales (7.2 average installments in 3Q15, down from 7.8 average installments in 3Q14).

•                  Net loss including discontinued activities amounted to € (37) million with an adjusted EPS of € (0.06).

Cash Management

On a trailing twelve month basis:

•                  Net cash from continuing operating activities at September 30, 2015 amounted to €109 million (versus €132 million for the same period at September, 2014) and included a positive change in operating working capital of +€137 million (+€86 million in 2014).

•                  Capex (purchase of property, equipment and intangible assets) increased by €20 million to €85 million and represented 2.4% net sales at September 30, 2015. The increase was due primarily to enhancements to the IT platforms and mobile technology. 3Q15 capex was lower y-o-y as management is placing even more emphasis on cash control in the current environment.

•                  As a result, free cash flow remained positive, at +€23 million.

Commercial Indicators

Cnova’s low-cost “P-S-D” (Purchasing-Storage-Delivery) competitive advantages continue to drive traffic and order volume:

•                  Traffic grew by 27.5% y-o-y to 406 million visits during the 3rd quarter 2015 (+32.8% at Cdiscount France; +18.6% at Cnova Brazil).

•                  Share of traffic from mobile devices grew to 40.2% in 3Q15, compared to 27.4% in 3Q14. Half of the traffic at Cdiscount came from mobile devices in the 3rd quarter 2015 while nearly one-third of Cnova Brazil’s traffic came from mobile devices.

•                  Active customers(3) totaled 15.4 million at the end of the 3rd quarter 2015, a y-o-y increase of 20.2%.

Operational Initiatives

•                  Marketplace

•                  Cdiscount has signed a partnership with JD.com whereby JD.com products will be offered on Cdiscount marketplace as early as mid-December 2015.

•                  Customer service:

•                  Cnova now has a global Click-&-Collect network of over 21,700 pick-up points, including more than 500 pick-up points in France for large items (> 30 kg),

•                  Same-day and next day delivery service for large items is now available at locations in Brazil and France,

•                  Subscribers to Cdiscount à volonté, Cdiscount’s customer loyalty program introduced in April 2014, continued to increase (up 29% at the end of September 2015 compared to the end of the 2nd quarter 2015).

•                  Cost efficiency drive:

•                  In order to increase commercial and operational dynamics, the specialty site MonCornerKids was merged into MonCornerBaby while that of MonCornerJardin is now part of MonCornerDeco.

•                  Cdiscount.com.ec (Ecuador) and cdisccount.com.pa (Panama) are being closed in order to concentrate efforts in Latin America on Colombia where progress is in line with the initial plan.

•                  51% of the website MonShowRoom was sold to Monoprix in order to focus on specialty sites presenting strong operational synergies with our core business.(4)

•                  The opex cost reduction program begun at the beginning of July 2015 contributed to a sequential 67 basis point reduction(5) of the cost structure in the 3rd quarter 2015.

•                  Action plan Brazil:

Given the new market condition in Brazil, Cnova is putting into place an action plan built primarily along the following three lines:

•                  Promotions policy: fine tune to achieve a better growth/margin balance

•                  Product catalogue expansion: increase high margin references

•                  Logistics operations: cost cutting (e.g. closure of Aldeia DC), increase productivity and reduce inventory shortages.

Outlook

The long-term underlying fundamentals and competitive advantages of the Group remain intact: the global trend from offline to online commerce, the strong growth of our marketplace operations combined with our cost efficiencies in purchasing, warehousing and delivery services continue to drive increases of website traffic and commercial activity.

In the near-term, visibility in Brazil is extremely low, and this is not currently expected to improve by the end of the year. As a result, the Company is providing no 4th quarter 2015 outlook; it is focusing on operational management and concentrating its efforts on finding the right balance between top line growth and profitability while maximizing free cash flow generation.

Endnotes:

(1) Non-GAAP financial measure. See Non-GAAP Definitions and/or Reconciliations sections of this press release for additional information.

(2) Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014.

(3) Active customers at the end of September having purchased at least once through our sites during the last 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(4) 51% of MonShowroom’s capital was sold to Monoprix on September 30, 2015. For the remaining 49% of the capital, a purchase/sale commitment was executed, maturing in October 2016, with an enterprise value, as determined by independent fairness opinions, of between €28 million and €35 million for 100% (depending on the result of an earn-out).

(5) Increase of SG&A excluding marketing costs and new countries of 92 bps in Q3 2015 vs Q3 2014 vs an increase of 159 bps in Q2 2015 vs Q2 2014.

***

Upcoming Events

Wednesday, October 28, 2015 at 16:00 CET              Cnova Third Quarter 2015 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:
Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1 877 407 0784

Toll	1 201 689 8560

Conference Call Replay Dial-In Numbers:
Toll-Free	1 877 870 5176
Toll	1 858 384 5517

Available From:	October 28, 2015 at 13:00 ET / 18:00 CET
To:	November 4, 2015 at 23:59 ET
November 5, 2015 at 05:59 CET
Replay Pin Number: 13612210

Webcast:
http://public.viavid.com/index.php?id=116263

Presentation materials to accompany the call will be available at cnova.com on October 28, 2015.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 26 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact:

G. Christopher Welton

christopher.welton@cnovagroup.com

investor@cnova.com

Tel: +31 20 795 06 71

Media contact:

Cnova N.V.

Head of Communication: +33 6 80 39 50 71

directiondelacommunication@cnovagroup.com

Appendices

A.            3rd Quarter 2015 Consolidated Financial Statements (unaudited)

Consolidated Income Statement	Third Quarter(1)
(€ millions)	2015	2014	Change

Net sales	781.4	837.3	-6.7%
Cost of sales	(684.0)	(724.5)	-5.6%
Gross profit	97.4	112.8	-13.6%
% of net sales (Gross margin)	12.5%	13.5%	-100	bps
SG&A	(119.1)	(112.6)	5.8%
% of net sales	-15.2%	-13.4%	-179	bps
Fulfillment	(61.0)	(63.6)	-4.1%
Marketing	(18.2)	(16.3)	11.6%
Technology and content	(23.4)	(20.9)	12.0%
General and administrative	(16.5)	(11.7)	40.2%
Operating profit/(loss) from ordinary activities (Operating EBIT)	(21.6)	0.2
% of net sales	-2.8%	0.0%
Other expenses	(7.2)	(0.7)
Total operating profit/(loss)	(28.8)	(0.5)
Financial net income/(expense)	(17.0)	(17.2)	-1.1%
Profit/(loss) before tax	(45.9)	(17.8)	158.3%
Income tax gain/(expense)	10.2	3.8	169.6%
Share of losses of associates	—	(0.9)
Net profit/(loss) from continuing activities	(35.7)	(14.9)	139.5%
Net profit/(loss) from discontinued activities	(0.9)	(0.4)
Net profit/(loss) for the period	(36.6)	(15.3)	139.8%
% of net sales	-4.7%	-1.8%
Attributable to Cnova equity holders	(33.1)	(14.2)	132.6%
Attributable to non-controlling interests	(3.6)	(1.1)	237.2%
Adjusted EPS (€) from continuing operations	(0.06)	(0.03)
Adjusted EPS (€) from discontinued operations	(0.00)	(0.00)
Adjusted EPS (€)	(0.06)	(0.03)

(1) Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014.

Consolidated Balance Sheet (€ million)	Sept. 30, 2015	Dec. 31, 2014	Sept. 30, 2014

ASSETS

Cash and cash equivalents	291.5	573.3	45.2
Trade receivables, net	153.6	138.9	155.0
Inventories, net	436.1	410.5	347.1
Current income tax assets	0.8	1.4	1.0
Other current assets, net	134.0	204.4	103.8
Total current assets	1,016.0	1,328.5	652.0

Non-current assets held for sale	—	36.4	38.0
Other non-current assets, net	75.5	91.6	57.4
Deferred tax assets	60.3	46.5	22.9
Investment in associates	—	0.0	0.4
Property and equipment, net	38.4	44.0	42.2
Intangible assets, net	133.9	140.5	133.0
Goodwill	356.6	474.0	492.0
Total non-current assets	664.5	833.0	785.8

TOTAL ASSETS	1,680.5	2,161.5	1,437.8

EQUITY AND LIABILITIES

Current provisions	3.4	4.6	1.0
Trade payables	876.8	1,291.9	765.7
Current financial debt	372.6	102.2	100.7
Current tax liabilities	32.8	37.8	21.3
Other current liabilities	99.8	116.5	53.8
Total current liabilities	1,385.4	1,552.9	942.5

Non-current liabilities held for sale	—	8.4	9.9
Non-current provisions	11.0	4.6	4.0
Non-current financial debt	7.7	2.1	7.3
Other non-current liabilities	1.7	3.5	2.4
Deferred tax liabilities	—	5.7	6.2
Total non-current liabilities	20.4	24.3	29.8

Share capital	22.1	22.1	20.6
Reserves, retained earnings and additional paid-in capital	256.7	555.9	442.6
Equity attributable to equity holders of Cnova	278.8	578.0	463.2
Non-controlling interests	(4.1)	6.3	2.3
Total equity	274.7	584.3	465.5

TOTAL EQUITY AND LIABILITIES	1,680.5	2,161.5	1,437.8

Consolidated Cash Flow Statement	Last Three Months		Last Twelve Months
at September 30 (€ millions)	2015	2014	2015	2014
Net profit (loss), attributable to owners of the Parent	(32.1)	(13.8)	(98.0)	(40.6)
Net profit (loss), attributable to non-controlling interests	(3.6)	(1.1)	(11.7)	(1.4)
Net profit (loss), attributable to discontinued activities	(0.9)	(0.4)	(6.9)	0.2
Net profit (loss) for the period	(36.6)	(15.3)	(116.7)	(41.8)
Depreciation and amortization expense	8.7	8.4	37.9	30.3
(Income) expenses on share-based payment plans	0.2	0.0	8.1	0.1
(Gains) losses on disposal of non-current assets and impairment of assets	2.9	(0.0)	12.6	1.1
Share of (profits) losses of associates	—	0.9	0.5	2.3
Other non-cash items	—	1.8	(1.0)	10.9
Financial expense, net	17.0	17.3	55.5	66.6
Current and deferred tax (gains) expenses	(10.2)	(3.8)	(28.8)	(19.7)
Income tax paid	0.3	(3.2)	(3.1)	(3.7)
Change in operating working capital	(16.2)	(27.4)	136.6	86.1
Inventories of products	(31.0)	2.3	(165.5)	12.5
Trade payables	17.6	47.0	337.7	152.8
Operating payables	3.3	1.8	16.5	9.7
Operating receivables	(27.6)	(51.1)	(13.5)	(66.1)
Other	21.5	(27.4)	(38.5)	(22.7)
Net cash from continuing operating activities	(32.9)	(20.9)	108.6	132.0
Net cash from discontinued operating activities	0.5	1.1	(3.2)	0.4
Purchase of property, equipment & intangible assets	(15.1)	(19.7)	(85.1)	(64.8)
Purchase of non-current financial assets	(0.1)	0.1	(1.3)	(4.4)
Proceeds from disposal of property, equipment, intangible assets & non-current financial assets	0.0	3.4	2.3	4.4
Acquisition of an entity, net of cash acquired	9.5	—	(1.4)	—
Investments in associates	—	(1.4)	—	(1.4)
Changes in loans granted (including to related parties )	(4.4)	(7.3)	(3.2)	(1.6)
Net cash used in continuing investing activities	(10.0)	(24.8)	(88.7)	(67.7)
Net cash used in discontinued investing activities	(0.5)	(0.1)	(0.6)	(0.3)
Proceeds from IPO, net of costs	—	—	123.8	—
Changes in loans received	(3.9)	4.8	266.3	4.8
Transactions with owners of non-controlling interests	—	0.1	7.0	(5.7)
Additions to financial debt	25.9	34.7	55.1	36.0
Repayments of financial debt	(16.2)	0.6	(48.6)	1.0
Interest paid, net	(15.4)	(16.1)	(59.5)	(65.0)
Net cash from/(used in) continuing financing activities	(9.6)	24.2	344.2	(28.9)
Net cash from/(used in) discontinued financing activities	(0.0)	0.1	(4.4)	0.1
Effect of changes in foreign currency translation adjustments	(70.2)	0.9	(112.8)	(8.6)
Change in cash and cash equivalents from continuing activities	(122.6)	(20.7)	251.3	26.8
Change in cash and cash equivalents from discontinued activities	0.0	1.0	(8.3)	0.2
Cash and cash equivalents at beginning of period	412.3	66.4	46.8	42.7
Bank overdrafts at beginning of period	(0.0)	—	(0.1)	(23.0)
Cash and cash equivalents, net, at period begin (continuing)	411.7	65.8	45.1	18.3
Cash and cash equivalents, net, at period begin (discontinued)	0.6	0.6	1.6	1.4
Cash and cash equivalents, net, at period begin	412.3	66.4	46.7	19.7

Cash and cash equivalents at period end	291.5	46.8	291.5	46.8
Bank overdrafts at period end	(1.8)	(0.1)	(1.8)	(0.1)
Cash and cash equivalents, net, at period end (continuing)	289.7	45.1	289.7	45.1
Cash and cash equivalents, net, at period end (discontinued)	—	1.6	—	1.6
Cash and cash equivalents, net, at period end	289.7	46.7	289.7	46.7

B.            Additional 3rd Quarter 2015 Financial Information (unaudited)

Key Figures
(Unaudited, € millions)	3Q15(1)	3Q14(1)	Change
Gross Merchandise Value (GMV)	1,121.2	1,094.1	+2.5%
France and Brazil	1,112.3	1,091.2	+1.9%
New countries(2)	9.0	2.9	+208.3%
Net Sales	781.4	837.3	-6.7%
France & Brazil	773.6	834.8	-7.3%
New countries(2)	7.8	2.5	+213.7%
Gross Profit	97.4	112.8	-13.6%
France	55.1	44.6	+23.6%
Brazil	42.7	68.7	-37.9%
% of Net Sales France & Brazil	12.6%	13.6%
New countries(2)	(0.3)	(0.5)	-34.5%
SG&A	(119.1)	(112.6)	+5.8%
France and Brazil(3)	(113.3)	(112.2)	+1.0%
% of Net Sales France & Brazil	-14.7%	-13.4%
New countries(2)	(5.7)	(0.4)
Operating EBIT	(21.6)	0.2
France and Brazil(3)	(15.6)	1.1
% of Net Sales France & Brazil	-2.0%	0.1%
New countries(2)	(6.1)	(0.9)
Net Profit/(Loss) from Continuing Activities	(35.7)	(14.9)	+139.5%
% of Net Sales	-4.6%	-1.8%
Adjusted EPS (in Euros)	(0.06)	(0.03)
Last 12 months
Net cash from Continuing Operating Activities	108.6	132.0	(23.5)
o/w Change in Operating Working Capital	136.6	86.1	+50.5
Capex	(85.1)	(64.8)	(20.3)
Free Cash Flow	23.4	67.3	(43.8)

(1) Financial results for Panama, Ecuador, MonCornerKids and MonCornerJardin were discontinued as of July 1, 2015; there is no impact on 2014 as these activities did not exist at that time.  MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014.

(2) Colombia, Thailand, Vietnam, Ivory Coast, Senegal and Cameroon.

(3) Including Holding.

C.            Definitions

Adjusted EPS or Adjusted net profit per share — calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Adjusted net profit — calculated as net profit (loss) attributable to equity holders of Cnova before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Free cash flow — Net cash from (used in) operating activities less income tax paid less purchase of property and equipment and intangible assets as presented in the consolidated cash flow statement. See “Non-GAAP Reconciliations” section for additional information.

Gross margin — Gross Profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross merchandise volume (GMV) - Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

Marketplace share — Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Operating EBITDA — calculated as Operating Profit (Loss) from Ordinary Activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information

Operating profit/(loss) from ordinary activities (Operating EBIT) — calculated as operating profit (loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Operating Working Capital — calculated as trade payables less net trade receivables less net inventories as presented in our balance sheet.  This non-GAAP is not being employed anymore as we prefer to rely on Change in Operating Working Capital as presented in the Consolidated Cash Flow Statement.

Other expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Unique customer — customers who have purchased a least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

D.            NON-GAAP RECONCILIATIONS

In addition to disclosing financial results in accordance with International Financial Reporting Standards, or IFRS, this earnings release contains non-GAAP financial measures that Cnova uses as measures of its performance. These non-GAAP measures should be viewed as a supplement to and not a substitute for Cnova’s IFRS measures of performance and financial results in accordance with IFRS and reconciliations from these results should be carefully evaluated.

Adjusted net profit/(loss) attributable to equity holders of Cnova

Adjusted earnings per share (Adjusted EPS)

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is calculated as net profit/(loss) attributable to equity holders of Cnova before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova facilitates the comparison of income on a period-to-period basis.

Adjusted EPS is calculated as Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ millions	Q3 2015	Q3 2014
Net loss for the period attributable to equity holders of Cnova	(32.1)	(13.8)
Excluding:
Restructuring expenses	3.7	0.5
Litigation expenses	0.4	—
Initial public offering expenses	0.1	0.3
Gain/(loss) from disposal of non-current assets	(0.0)	(0.0)
Asset impairment charges	2.9	—
Income tax effect on above adjustments	(0.2)	0.4
Recognition of previously unrecognized tax losses	—	—
Minority interest effect on above adjustments	0.3	(0.1)
Adjusted net loss for the period attributable to equity holders of Cnova	(24.8)	(12.8)
Weighted average number of ordinary shares	442,617,845	411,950,106
Adjusted EPS	(0.06)	(0.03)

Free cash flow

Free cash flow is calculated as net cash from operating activities less capital expenditures (purchases of property, equipment and intangible assets) as presented in our cash flow statement. Free cash flow is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, it allows the comparison of operational cash flow after capex on a period-to-period basis.

€ millions	Sept. 30, 2015 (LTM)	Sept. 30, 2014 (LTM)
Net cash from operating activities	108.6	132.0
Less purchase of property, equipment & intangible assets	(85.1)	(64.8)
Free cash flow	23.4	67.3

Gross profit and Gross margin

Gross Profit is calculated as net sales less cost of sales. Gross Margin is gross profit as a percentage of net sales. Gross Profit and Gross Margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of Gross Profit and Gross Margin for each of the periods indicated:

€ millions	Q3 2015	Q3 2014
Net sales	781.4	837.3
Less: Cost of sales	(684.0)	(724.5)
Gross Profit	97.4	112.8
Gross margin	12.5%	13.5%

Net Cash / (Net Financial Debt)

Net Cash/(Net Financial Debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less current and non-current financial debt. Net Cash/(Net Financial Debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of Net Cash/(Net Financial Debt) for each of the periods indicated:

€ millions	September 30, 2015	September 30, 2014
Cash and cash equivalents	291.5	45.2
Plus cash pool balances with Casino presented in other current assets	—	—
Less current financial debt	(372.6)	(100.7)
Less non-current financial debt	(7.7)	(7.3)
Net cash / (Net financial debt)	(88.8)	(62.7)

Operating EBITDA

Operating EBITDA is calculated as operating profit (loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit (loss) from ordinary activities (operating EBIT) — see definition above — the most directly comparable GAAP financial measure, for each of the periods indicated.

€ millions	Q3 2015	Q3 2014
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(21.6)	0.2
Excluding: Share based payment expenses	0.2	—
Excluding: Depreciation and amortization	8.4	8.4
Operating EBITDA	(13.0)	8.6

E.             ACCOUNTING TREATMENT POST-SALE OF MONSHOWROOM

On September 30, 2015, 51% of MonShowroom’s capital was sold to Monoprix.  As a result, MonShowroom has been re-classified as a discontinued activity (IFRS 5) as of January 1, 2014. This change is reflected in the 3rd quarter financial statements above.  Below is the impact on the on selected line items from the 1st and 2nd quarter 2014 and 2015 consolidated income statements.

€ millions	Q1 2014	Q2 2014	Q1 2015	Q2 2015
Net sales
Published	777.4	755.9	915.5	836.7
Post IFRS 5 reclassification	773.1	750.8	910.8	832.3
Gross Profit
Published	96.2	106.7	113.2	107.6
Post IFRS 5 reclassification	94.8	105.0	112.7	107.4
SG&A
Published	(103.6)	(98.0)	(141.2)	(131.3)
Post IFRS 5 reclassification	(102.4)	(96.3)	(139.5)	(129.4)
Operating profit/(loss) from ordinary activities (Operating EBIT)
Published	(7.4)	8.7	(28.0)	(23.7)
Post IFRS 5 reclassification	(7.6)	8.7	(26.8)	(22.0)
Net profit/(loss) for the period
Published	(18.7)	(21.3)	(40.6)	(40.2)
Post IFRS 5 reclassification	(18.5)	(21.3)	(39.3)	(36.6)